Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		June 30, 2023	December 31, 2022
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and cash equivalents		227.8	148.3
Trade and other receivables	5	993.3	1,028.0
Unbilled receivables		743.7	553.4
Contract assets		95.3	83.9
Income taxes recoverable		96.7	65.4
Prepaid expenses		61.9	48.6
Other assets	6	12.4	10.2
Total current assets		2,231.1	1,937.8
Non-current
Property and equipment		252.6	250.7
Lease assets	4	454.4	470.4
Goodwill	4	2,378.3	2,346.4
Intangible assets	4	300.6	320.4
Net employee defined benefit asset		67.4	57.4
Deferred tax assets		43.8	45.2
Other assets	6	257.6	224.6
Total assets		5,985.8	5,652.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	7,12	35.4	65.4
Trade and other payables		793.4	755.7
Lease liabilities		105.1	99.0
Deferred revenue		336.9	327.7
Income taxes payable		25.0	25.9
Long-term debt	7,12	150.2	52.2
Provisions	8	47.5	48.1
Other liabilities	9	28.1	36.0
Total current liabilities		1,521.6	1,410.0
Non-current
Lease liabilities	4	492.5	522.4
Income taxes payable		3.9	7.1
Long-term debt	7,12	1,409.7	1,183.6
Provisions	8	143.9	149.7
Net employee defined benefit liability		28.5	32.3
Deferred tax liabilities		11.2	28.2
Other liabilities	9	33.5	33.6
Total liabilities		3,644.8	3,366.9
Shareholders’ equity
Share capital	10	993.5	983.8
Contributed surplus		5.5	6.7
Retained earnings		1,255.7	1,154.9
Accumulated other comprehensive income		86.3	140.6
Total shareholders’ equity		2,341.0	2,286.0
Total liabilities and equity		5,985.8	5,652.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2023	2022	2023	2022
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$

Gross revenue		1,638.2	1,376.6	3,177.4	2,690.5
Less subconsultant and other direct expenses		359.5	259.9	670.2	523.7

Net revenue		1,278.7	1,116.7	2,507.2	2,166.8
Direct payroll costs	13	584.7	514.0	1,153.2	997.0

Project margin		694.0	602.7	1,354.0	1,169.8

Administrative and marketing expenses	10,12,13	487.3	431.6	975.6	857.7
Depreciation of property and equipment		14.7	14.4	30.2	28.6
Depreciation of lease assets		30.2	29.9	61.1	60.5
Amortization of intangible assets		26.4	26.2	52.7	50.5
Net impairment (reversal) of lease assets		0.4	(2.6)	(2.1)	(2.6)
Net interest expense	7,15	22.3	15.4	43.0	27.8
Other net finance expense		0.6	1.1	1.5	2.3
Foreign exchange loss		1.8	1.0	4.7	2.8
Other (income) loss	14	(3.2)	6.3	(10.0)	4.0

Income before income taxes		113.5	79.4	197.3	138.2

Income taxes
Current		34.4	26.9	59.6	46.6
Deferred		(8.9)	(8.2)	(15.2)	(13.9)

Total income taxes		25.5	18.7	44.4	32.7

Net income for the period		88.0	60.7	152.9	105.5

Weighted average number of shares outstanding - basic		111,015,228	110,897,590	110,953,350	111,119,211

Weighted average number of shares outstanding - diluted		111,015,228	111,054,142	110,953,350	111,287,552

Shares outstanding, end of the period		110,958,545	110,730,097	110,958,545	110,730,097

Earnings per share, basic and diluted		0.79	0.55	1.38	0.95
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2023	2022	2023	2022
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		88.0	60.7	152.9	105.5
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	12	(49.4)	11.5	(55.3)	(5.5)
Net unrealized (loss) gain on financial instruments	6,12	(1.0)	(0.6)	1.0	(3.1)

Other comprehensive (loss) income for the period, net of tax		(50.4)	10.9	(54.3)	(8.6)

Total comprehensive income for the period, net of tax		37.6	71.6	98.6	96.9
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 10)	Share Capital (note 10)	Contributed Surplus (note 10)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				105.5		105.5
Other comprehensive loss					(8.6)	(8.6)
Total comprehensive income (loss)				105.5	(8.6)	96.9
Share options exercised for cash	482,294	15.4				15.4
Share-based compensation			(1.2)			(1.2)
Shares repurchased under Normal Course Issuer Bid	(1,085,676)	(9.6)	(0.1)	(55.6)		(65.3)
Fair value reclass of share options exercised		2.6	(2.6)			—
Dividends declared				(39.9)		(39.9)

Balance, June 30, 2022	110,730,097	980.8	6.7	1,053.4	(33.3)	2,007.6

Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Net income				152.9		152.9
Other comprehensive loss					(54.3)	(54.3)
Total comprehensive income (loss)				152.9	(54.3)	98.6
Share options exercised for cash	278,561	9.3				9.3
Share-based compensation			0.4			0.4
Shares repurchased under Normal Course Issuer Bid	(129,036)	(1.2)	—	(8.8)		(10.0)
Fair value reclass of share options exercised		1.6	(1.6)			—
Dividends declared				(43.3)		(43.3)

Balance, June 30, 2023	110,958,545	993.5	5.5	1,255.7	86.3	2,341.0
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2023	2022	2023	2022
(In millions of Canadian dollars)	Notes	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		88.0	60.7	152.9	105.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment		14.7	14.4	30.2	28.6
Depreciation of lease assets		30.2	29.9	61.1	60.5
Net impairment (reversal) of lease assets		0.4	(2.6)	(2.1)	(2.6)
Amortization of intangible assets		26.4	26.2	52.7	50.5
Deferred income taxes		(8.9)	(8.2)	(15.2)	(13.9)
Net (gain) loss on equity securities	14	(3.3)	5.7	(7.3)	4.0
Share-based compensation	10	12.0	4.4	27.6	7.6
Provisions	8	13.3	13.4	23.7	35.1
Other non-cash items		(3.8)	4.2	(6.4)	4.4
		169.0	148.1	317.2	279.7
Trade and other receivables		(20.3)	(44.7)	38.1	(41.1)
Unbilled receivables		(86.6)	(52.5)	(175.8)	(111.9)
Contract assets		(6.5)	(9.6)	(11.4)	(10.7)
Prepaid expenses		3.4	6.6	(12.2)	(8.7)
Income taxes recoverable		(50.7)	(15.7)	(35.7)	(10.4)
Trade and other payables and other accruals		4.6	(43.0)	(53.6)	(97.2)
Deferred revenue		18.1	6.4	1.1	1.9
		(138.0)	(152.5)	(249.5)	(278.1)
Net cash flows from (used in) operating activities		31.0	(4.4)	67.7	1.6
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	(75.6)	(47.6)	(75.6)	(47.6)
Purchase of investments held for self-insured liabilities	6	(35.7)	(26.0)	(51.0)	(43.1)
Proceeds from sale of investments held for self-insured liabilities	6	24.8	48.3	31.8	103.7
Purchase of property and equipment and intangible assets		(18.6)	(13.3)	(40.4)	(26.2)
Other		0.7	(1.4)	6.8	1.6
Net cash flows used in investing activities		(104.4)	(40.0)	(128.4)	(11.6)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes and bilateral term credit facility	7,15	348.8	—	348.8	—
Net (repayment of) proceeds from revolving credit facility	15	(85.9)	85.3	(29.4)	153.3
Repayment of notes payable and software financing obligations	15	(8.0)	(7.4)	(40.3)	(46.5)
Net (repayment of) proceeds from bank indebtedness		(20.4)	22.6	(30.0)	43.2
Net lease payments	15	(31.6)	(35.0)	(61.4)	(71.8)
Repurchase of shares for cancellation	10	(10.0)	(36.7)	(10.0)	(65.3)
Proceeds from exercise of share options		2.3	5.5	9.3	15.4
Payment of dividends to shareholders	10	(21.7)	(20.0)	(41.7)	(38.3)
Net cash flows from (used in) financing activities		173.5	14.3	145.3	(10.0)
Foreign exchange (gain) loss on cash held in foreign currency		(4.2)	7.1	(5.1)	2.5
Net increase (decrease) in cash and cash equivalents		95.9	(23.0)	79.5	(17.5)
Cash and cash equivalents, beginning of the period		131.9	192.2	148.3	186.7
Cash and cash equivalents, end of the period		227.8	169.2	227.8	169.2
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the two quarters ended June 30, 2023, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on August 9, 2023. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the two quarters ended June 30, 2023 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2022 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2022 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2022 annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2023 and did not have a material impact on the Company's consolidated financial statements:

•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies are required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The amendments are effective immediately upon issue and are applied retrospectively. The Company has applied the exception to recognising deferred tax assets and liabilities related to Pillar Two income taxes and is assessing the disclosure impact of the amendments on its consolidated financial statements.

b) Future adoptions
The standards, amendments, and interpretations issued before 2023 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2022 annual consolidated financial statements. In addition, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) in May 2023, which introduce new disclosure requirements related to an entity's use of supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4. Business Acquisition
On June 30, 2023, the Company acquired all of the shares of Environmental Systems Design, Inc. (ESD), for cash consideration and notes payable. ESD is a 300-person firm headquartered in Chicago. The firm provides building engineering services, specializing in mission critical and data center services. This addition further strengthens the Company’s Buildings operations in the United States cash-generating unit.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-8	Stantec Inc.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Total $

Cash consideration		86.7
Notes payable	7	50.5
Consideration		137.2

Cash consideration		86.7
Cash acquired		11.1
Net cash paid		75.6

Assets and liabilities acquired
Cash		11.1
Non-cash working capital		8.4
Lease assets		14.8
Intangible assets		36.0
Lease liabilities		(11.9)
Other		4.3
Total identifiable net assets at fair value		62.7
Goodwill arising on acquisitions		74.5

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the ESD acquisition was $110.5.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Barton Willmore and L2P during the first two quarters. For ESD, management is reviewing vendor's closing financial statements, purchase adjustments, and other outstanding information. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-9	Stantec Inc.

5.Trade and Other Receivables

	June 30, 2023	December 31, 2022
	$	$

Trade receivables, net of expected credit losses of $2.0 (2022 – $2.0)	963.0	988.1
Holdbacks and other	30.3	39.9
Trade and other receivables	993.3	1,028.0

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
June 30, 2023	965.0	592.5	197.0	64.9	33.4	77.2
December 31, 2022	990.1	556.4	246.9	71.6	39.8	75.4

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 12.

6.Other Assets

		June 30, 2023	December 31, 2022
	Note	$	$

Financial assets
Investments held for self-insured liabilities	11,14	179.5	156.8
Holdbacks on long-term contracts		37.0	33.7
Other		36.1	27.0
Non-financial assets
Other		17.4	17.3
		270.0	234.8
Less current portion - financial		11.1	9.1
Less current portion - non-financial		1.3	1.1
Long-term portion		257.6	224.6

Financial assets — Other primarily includes indemnifications, sublease receivables, deposits, and derivative financial instruments (note 12). Non-financial assets - Other primarily includes transactions costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-10	Stantec Inc.

7.Long-Term Debt

	June 30, 2023	December 31, 2022
	$	$

Senior unsecured notes	547.5	298.6
Revolving credit facility	500.2	533.0
Term loan facilities	407.7	307.2
Notes payable	88.1	62.4
Software financing obligations	16.4	34.6
	1,559.9	1,235.8
Less current portion	150.2	52.2
Long-term portion	1,409.7	1,183.6

Interest expense on the Company’s long-term debt and bank indebtedness for the first two quarters of 2023 was $33.4 (June 30, 2022 – $18.5).

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes issued on June 27, 2023, that mature on June 27, 2030. The notes bear interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800 and a senior term loan of $310.0 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before December 8, 2027. On June 16, 2023, the Company also entered into an unsecured bilateral term credit facility of $100 that matures on June 17, 2024. The average interest rate for the revolving credit facility and term loan facilities at June 30, 2023, was 6.78% (December 31, 2022 – 6.09%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company was in compliance with these covenants as at and throughout the two quarters ended June 30, 2023.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 that is repayable on demand. The average interest rate for the facility at June 30, 2023, was 6.38% (December 31, 2022 - 5.18%) and the amount drawn was $23.6 (December 31, 2022 - $24.6).

Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities payable in US funds of $11.8 (December 31, 2022 - $28.1 payable in US funds and $12.7 payable in Canadian funds).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-11	Stantec Inc.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2023 to 2026. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at June 30, 2023, was 3.83% (December 31, 2022 – 1.6%).

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 5.94% (December 31, 2022 - up to 5.94%). These obligations expire at various dates before October 2027.

Letter of credit and surety facilities
The Company has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At June 30, 2023, $68.9 (December 31, 2022 – $66.9) in aggregate letters of credit outside of the Company’s credit facilities were issued and outstanding. These were issued in various currencies. Of these letters of credit, $56.7 (December 31, 2022 – $54.6) expire at various dates before July 2024 and $12.3 (December 31, 2022 – $12.3) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At June 30, 2023, the Company retained bonds of $19.1 (December 31, 2022 – $27.1) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before May 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $19.8 (December 31, 2022 - $18.8) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

8.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2023	94.6	52.6	17.5	33.1	197.8
Current period provisions	10.2	2.5	7.2	3.8	23.7
Paid or otherwise settled	(8.7)	(7.7)	(4.1)	(6.7)	(27.2)
Impact of foreign exchange	(1.6)	(0.9)	(0.2)	(0.2)	(2.9)
	94.5	46.5	20.4	30.0	191.4
Less current portion	7.3	22.3	2.6	15.3	47.5
Long-term portion	87.2	24.2	17.8	14.7	143.9

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-12	Stantec Inc.

9.Other Liabilities

		June 30, 2023	December 31, 2022
	Note	$	$

Cash-settled share-based compensation	10	55.6	60.4
Other		6.0	9.2
		61.6	69.6
Less current portion		28.1	36.0
Long-term portion		33.5	33.6

10.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 5,538,309 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first two quarters of 2023, 129,036 common shares were repurchased for cancellation pursuant to the NCIB at a cost of $10.0 (June 30, 2022 - 1,085,676 shares were repurchased at a cost of $65.3). As at June 30, 2023 and December 31, 2022, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2023:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 10, 2022	December 30, 2022	January 17, 2023	0.180	20.0
February 22, 2023	March 31, 2023	April 17, 2023	0.195	21.7
May 10, 2023	June 30, 2023	July 17, 2023	0.195	—

At June 30, 2023, trade and other payables included $21.6 related to the dividends declared on May 10, 2023.

Share-based payment transactions

During the second quarter of 2023, the Company recognized a net share-based compensation expense of $12.0 (June 30, 2022 - $4.4) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $14.7 (June 30, 2022 - $1.2) offset by a hedge impact of $2.7 (June 30, 2022 - $3.2) (note 12).

During the first two quarters of 2023, the Company recognized a net share-based compensation expense of $27.6 (June 30, 2022 - $7.6), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $35.5 (June 30, 2022 - $0.9) offset by a hedge impact of $7.9 (June 30, 2022 - $6.7) (note 12).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-13	Stantec Inc.

During the first two quarters of 2023, the Company granted 177,897 Performance Share Units (PSUs) at a fair value of $15.7 (June 30, 2022 - 253,938 units for $14.5) and 118,259 Restricted Share Units (RSUs) at a fair value of $9.5 (June 30, 2022 - 145,884 units for $8.0), under the same terms, conditions, and vesting requirements as the units issued in 2022. Also, during the first two quarters of 2023, 284,209 PSUs were paid at a value of $28.2 (June 30, 2022 - 318,058 PSUs were paid at a value of $15.2) and 127,173 RSUs were paid at a value of $10.2 (June 30, 2022 - 147,811 were paid at a value of $8.0).

At June 30, 2023, the accrued obligations for PSUs of $26.4 (December 31, 2022 - $32.8), Restricted Share Units (RSUs) of $10.8 (December 31, 2022 - $12.7), and Deferred Share Units (DSUs) of $18.4 (December 31, 2022 - $14.9) were recorded in other liabilities (note 9).

11.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first two quarters of 2023, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At June 30, 2023	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	179.5	—	179.5	—
Derivative financial instruments	6,12	9.5	—	9.5	—
Liabilities
Notes payable	7	88.1	—	—	88.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-14	Stantec Inc.

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2022	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	156.8	—	156.8	—
Derivative financial instruments	6,12	3.1	—	3.1	—
Liabilities
Notes payable	7	62.4	—	—	62.4
Derivative financial instruments	9,12	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At June 30, 2023	Note	$	$	$	$
Senior unsecured notes	7	547.5	—	502.8	—

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2022	Note	$	$	$	$
Senior unsecured notes	7	298.6	—	259.8	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

12.Financial Instruments
a)Derivative financial instruments

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.2 maturing between 2024 and 2026. During the first two quarters of 2023, the TRSs related to the Company's RSUs had an unrealized gain of $3.2 ($2.5 net of tax) (June 30, 2022 - unrealized loss of $1.5 ($1.2 net of tax)) which was recognized in other comprehensive income (loss) and a gain of $4.0 (June 30, 2022 - loss of $3.9) was reclassified to the consolidated statements of income, in administrative and marketing expenses. The TRSs related to the Company's DSUs, for which hedge accounting was not applied, had an unrealized gain of $4.0 (June 30, 2022 – unrealized loss of $2.8) which was recognized in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-15	Stantec Inc.

b)Nature and extent of risks
The conflict in Ukraine and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at June 30, 2023, was $2,312.7 (December 31, 2022 – $2,031.1).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At June 30, 2023, the days of revenue in trade receivables were 54 days (December 31, 2022 – 62 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at June 30, 2023, would increase or decrease the Company’s net income by $2.6 (June 30, 2022 - $0.8), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at June 30, 2023, would decrease or increase the Company’s net income by $2.0 (June 30, 2022 - $0.8), respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, multicurrency credit facility, and the issuance of common shares. The unused capacity of the credit facilities at June 30, 2023, was $295.7 (December 31, 2022 – $231.8) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 7). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-16	Stantec Inc.

credit and term loan facilities at June 30, 2023, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $3.6 (June 30, 2022 - $3.2), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first two quarters of 2023, the Company recorded exchange losses on translation of foreign operations of $55.3 through other comprehensive income (loss), of which $42.5 related to goodwill. The Company does not hedge for this foreign exchange risk.

13.Employee Costs

		For the quarter ended June 30,		For the two quarters ended June 30,
		2023	2022	2023	2022
	Note	$	$	$	$
Wages, salaries, and benefits		923.7	815.5	1,820.2	1,591.7
Pension costs		28.2	24.1	53.1	44.6
Net share-based compensation	10,12	12.0	4.4	27.6	7.6
Total employee costs		963.9	844.0	1,900.9	1,643.9
Direct labor		584.7	514.0	1,153.2	997.0
Indirect labor		379.2	330.0	747.7	646.9
Total employee costs		963.9	844.0	1,900.9	1,643.9

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

14.Other (Income) Loss

	For the quarter ended June 30,		For the two quarters ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Realized gain on equity securities	—	(6.8)	(0.1)	(14.5)
Unrealized (gain) loss on equity securities	(3.3)	12.5	(7.2)	18.5
Other	0.1	0.6	(2.7)	—
Total other (income) loss	(3.2)	6.3	(10.0)	4.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-17	Stantec Inc.

15.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2023, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2023	298.6	840.2	62.4	34.6	621.4	1,857.2
Statement of cash flows
Net proceeds (repayments)	250.0	70.6	(22.1)	(18.2)	(61.4)	218.9
Transaction costs	(1.2)	—	—	—	—	(1.2)
Non-cash changes
Foreign exchange	—	(3.4)	(0.1)	(0.3)	(7.9)	(11.7)
Additions and modifications	—	—	50.3	—	43.3	93.6
Other	0.1	0.5	(2.4)	0.3	2.2	0.7
June 30, 2023	547.5	907.9	88.1	16.4	597.6	2,157.5

A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2022, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2022	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows
Net proceeds (repayments)	—	153.3	(32.5)	(14.0)	(71.8)	35.0
Non-cash changes
Foreign exchange	—	2.4	(2.3)	—	(3.2)	(3.1)
Additions and modifications	—	—	26.1	8.8	21.3	56.2
Other	0.2	0.6	0.1	1.5	—	2.4
June 30, 2022	298.4	1,007.5	56.1	27.3	615.2	2,004.5

	For the quarter ended June 30,		For the two quarters ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	83.6	42.5	91.6	55.0
Interest paid, net of receipts	21.1	15.6	40.4	25.6

Interest on lease liabilities during the second quarter of 2023 was $5.9 (June 30, 2022 - $5.5). Interest on lease liabilities during the first two quarters of 2023 was $12.2 (June 30, 2022 - $11.3).

16.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-18	Stantec Inc.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended June 30, 2023
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	377.9	922.1	365.2	1,665.2	(27.0)	1,638.2
Less inter-segment revenue	13.7	8.6	4.7	27.0	(27.0)	—
Gross revenue from external customers	364.2	913.5	360.5	1,638.2	—	1,638.2
Less subconsultants and other direct expenses	43.9	246.3	69.3	359.5	—	359.5
Total net revenue	320.3	667.2	291.2	1,278.7	—	1,278.7
Project margin	172.7	363.7	157.6	694.0	—	694.0

	For the quarter ended June 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	339.4	748.3	325.2	1,412.9	(36.3)	1,376.6
Less inter-segment revenue	9.2	11.5	15.6	36.3	(36.3)	—
Gross revenue from external customers	330.2	736.8	309.6	1,376.6	—	1,376.6
Less subconsultants and other direct expenses	38.6	170.9	50.4	259.9	—	259.9
Total net revenue	291.6	565.9	259.2	1,116.7	—	1,116.7
Project margin	154.6	310.9	137.2	602.7	—	602.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-19	Stantec Inc.

	For the two quarters ended June 30, 2023
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	733.3	1,780.1	729.9	3,243.3	(65.9)	3,177.4
Less inter-segment revenue	25.0	22.1	18.8	65.9	(65.9)	—
Gross revenue from external customers	708.3	1,758.0	711.1	3,177.4	—	3,177.4
Less subconsultants and other direct expenses	85.0	447.6	137.6	670.2	—	670.2
Total net revenue	623.3	1,310.4	573.5	2,507.2	—	2,507.2
Project margin	334.8	714.9	304.3	1,354.0	—	1,354.0

	For the two quarters ended June 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	657.8	1,460.5	641.2	2,759.5	(69.0)	2,690.5
Less inter-segment revenue	18.3	21.5	29.2	69.0	(69.0)	—
Gross revenue from external customers	639.5	1,439.0	612.0	2,690.5	—	2,690.5
Less subconsultants and other direct expenses	73.9	342.1	107.7	523.7	—	523.7
Total net revenue	565.6	1,096.9	504.3	2,166.8	—	2,166.8
Project margin	299.7	601.4	268.7	1,169.8	—	1,169.8

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	June 30, 2023	December 31, 2022	For the quarter ended June 30,		For the two quarters ended June 30,
			2023	2022	2023	2022
	$	$	$	$	$	$

Canada	600.2	618.4	364.2	330.2	708.3	639.5
United States	2,024.5	1,982.0	913.5	736.8	1,758.0	1,439.0
United Kingdom	207.6	202.2	115.9	100.0	235.8	193.0
Australia	394.6	421.2	118.1	112.8	235.7	226.3
Other global geographies	159.0	164.1	126.5	96.8	239.6	192.7
	3,385.9	3,387.9	1,638.2	1,376.6	3,177.4	2,690.5

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-20	Stantec Inc.

Gross revenue by services

	For the quarter ended June 30,		For the two quarters ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Infrastructure	448.8	387.0	861.3	756.6
Water	341.7	283.2	669.4	549.4
Buildings	295.6	245.6	586.7	488.0
Environmental Services	357.3	301.0	678.9	585.3
Energy & Resources	194.8	159.8	381.1	311.2
Total gross revenue from external customers	1,638.2	1,376.6	3,177.4	2,690.5

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

17.Event after the Reporting Period

Dividends
On August 9, 2023, the Company declared a dividend of $0.195 per share, payable on October 16, 2023, to shareholders of record on September 29, 2023.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2023	F-21	Stantec Inc.